UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 8, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EREIT XIV, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-1993754
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.            Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-MP Brandon Glen JV LLC

On January 8, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR-MP Brandon Glen JV LLC (the “Brandon Glen Controlled Subsidiary”), for an initial purchase price of approximately $7,872,000, which is the initial stated value of our equity interest in the Brandon Glen Controlled Subsidiary. We anticipate funding an additional $535,000 through future capital calls, bringing our total investment in the Brandon Glen Controlled Subsidiary to approximately $8,407,000 (the “Brandon Glen Investment”). The Brandon Glen Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 180 units located at 1500 Brandon Glen Way Northeast, Conyers, GA 30012 (the “Brandon Glen Property”). The closing of the initial Brandon Glen Investment and the Brandon Glen Property occurred concurrently.

The Brandon Glen Controlled Subsidiary is managed by McDowell Properties (“McDowell”), which currently operates approximately 10,000 units across the United States. Since its inception in 2004, McDowell has purchased over 40,000 units valued at over $3.0 billion.

Pursuant to the agreements governing the Brandon Glen Investment (the “Brandon Glen Operative Agreements”), our consent is required for all major decisions regarding the Brandon Glen Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Brandon Glen Investment, paid directly by the Brandon Glen Controlled Subsidiary.

The Brandon Glen Property was acquired for a purchase price of approximately $23,500,000. McDowell anticipates additional hard costs of approximately $3,514,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,195,000, bringing the total projected project cost for the Brandon Glen Property to approximately $28,209,000. The renovations are expected to be complete within 36 months. Floating rate bridge senior financing was provided by Wells Fargo Bank (the “Brandon Glen Senior Loan”). The Brandon Glen Senior Loan totals $17,700,000 with a rate equal to 1 Mo LIBOR + 225bps on an initial 3-year interest only term with two 1-year extension options. The remaining equity contributions to the Brandon Glen Controlled Subsidiary are being contributed 80% by us and 20% by McDowell and its affiliates.

The Brandon Glen Property is a 180-unit garden-style apartment property in Conyers, GA, and was approximately 94% occupied at the time of our investment. The property was constructed in 1995, and the build is of wood frame.

The Conyers market, which is 30 minutes Southeast of downtown Atlanta, presents a sound investment opportunity arising from strong rent growth, lack of new supply and stable population growth.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Conyers, GA Apartments - Brandon Glen (to be renamed “Flats at 1500”) - FR-MP Brandon Glen JV LLC	9.1% - 12.9%	$19,522	$245	6.5%	2.50%	2.50%	2.75%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise eREIT XIV, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EREIT XIV, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       January 14, 2021